Exhibit 99.2

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

UNAUDITED

IN U.S. DOLLARS

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	2 - 3

Interim Condensed Consolidated Statements of Comprehensive Loss	4

Interim Condensed Consolidated Statements of Changes in Equity	5

Interim Condensed Consolidated Statements of Cash Flows	6 - 7

Notes to Interim Condensed Consolidated Financial Statements	8 - 11

- - - - - - - - - - -

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S dollars in thousands (except for share and per share data)

	June 30,	December 31,
	2019	2018
	Unaudited	Audited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$8,202	$3,615
Other receivable and prepaid expenses	5,239	4,015
Short-term investment	178	273

Total current assets	13,619	7,903

NON-CURRENT ASSETS:

Lease deposits	8	2
Property, plant and equipment, net	40	47

Total long-term assets	48	49

Total assets	$13,667	$7,952

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S dollars in thousands (except for share and per share data)

	June 30,	December 31,
	2019	2018
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables	$1,510	$1,071
Deferred revenues	1,963	926
Other accounts payable	445	1,122

Total current liabilities	3,918	3,119

NON-CURRENT LIABILITIES:

Deferred revenues	1,308	1,818

Total long-term liabilities	1,308	1,818

CONTINGENT LIABILITIES AND COMMITMENTS

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:

Share capital	6,747	2,635
Share premium	100,132	* 94,076
Capital reserve from share-based payment transactions	5,951	5,800
Accumulated other comprehensive income	1,127	1,127
Accumulated deficit	(105,516)	(100,623)

Total equity	8,441	3,015

Total liabilities and equity	$13,667	$7,952

(*) Warrants exercisable into shares as of December 31, 2018 were reclassified into Share premium.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2019	2018
	Unaudited

Revenues	$688	$902

Research and development expenses	(3,960)	(2,638)
General and administrative expenses	(1,333)	(1,819)

Operating loss	(4,605)	(3,555)

Finance expenses	(324)	(346)
Finance income	36	936

Total financial income (expense), net	(288)	590

Net loss	(4,893)	(2,965)

Net loss per share attributable to equity holders of the Company:
Basic and diluted net loss per share	(0.08)	(0.08)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

	Share capital	Share premium (*)	Capital reserve from share-based payment transactions	Accumulated other comprehensive income	Accumulated deficit	Total equity

Balance as of January 1, 2019	$2,635	$94,076	$5,800	$1,127	$(100,623)	$3,015

Net loss	-	-	-	-	(4,893)	(4,893)

Issuance of share capital and warrants, net of issuance expenses of USD 1,382	4,112	6,056	-	-	-	10,168

Share-based payment	-	-	151	-	-	151

Balance as of June 30, 2019	$6,747	$100,132	$5,951	$1,127	$(105,516)	$8,441

Balance as of January 1, 2018	$2,123	$89,919	$5,547	$-	$(92,575)	$5,014

Net loss	-	-	-	-	(2,965)	(2,965)

IAS 18 to IFRS 15 implementation	-	-	-	-	(350)	(350)

Issuance of share capital and warrants, net of issuance expenses of USD 613	482	3,905	-	-	-	4,387

Issuance of share capital	28	230	-	-	-	258

Share-based payment	-	-	166	-	-	166

Balance as of June 30, 2018	$2,633	$94,054	$5,713	$-	$(95,890)	$6,510

* Warrants exercisable into shares as of December 31, 2018 were reclassified into Share premium.

The accompanying notes are an integral part of the interim consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2019	2018
	Unaudited

Cash flows from operating activities:

Net loss	$(4,893)	$(2,965)

Adjustments to reconcile net loss to net cash used:

Depreciation of property, plant and equipment	8	7
Share-based payment	151	424
Changes in fair value of short-term investment	95	(912)
Exchange differences on balances of cash and cash equivalents	(2)	(78)

	252	(559)
Working capital adjustments:
Increase in accounts receivable, prepaid expenses and lease deposit	(1,230)	(127)
Increase in trade payables	439	242
Increase in deferred revenues	527	1,583
Decrease in other accounts payable	(677)	(300)

	(941)	1,398

Net cash used in operating activities	$(5,582)	$(2,126)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2019	2018
	Unaudited

Cash flows from investing activities:

Purchase of property, plant and equipment	(1)	(4)

Net cash used in investing activities	$(1)	$(4)

Cash flows from financing activities:

Issuance of share capital and warrants, net of issuance expenses	10,168	4,387

Net cash provided by financing activities	$10,168	$4,387

Exchange differences on balances of cash and cash equivalents	2	78

Increase in cash and cash equivalents	4,587	2,335
Cash and cash equivalents at the beginning of the period	3,615	3,505

Cash and cash equivalents at the end of the period	$8,202	$5,840

Supplemental disclosure of cash flow information:

Cash received during the year for interest	36	15

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 1:-	GENERAL

a.	These financial statements have been prepared in a condensed format as of June 30, 2019 and for the six months then ended. These financial statements should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2018 and for the year then ended and accompanying.

b.	Definitions:

In these consolidated financial statements:

The Company	-	Can-Fite Biopharma Ltd.

USD	-	U.S. dollar

	€-	European Union Euro

CAD	-	Canadian dollar

ADS	-	American Depositary Share (“ADS”). Each ADS represents 30 ordinary shares of the Company

c.	In the six months ended June 30, 2019, the Company incurred net losses of USD 4,893 and it had accumulated losses at the amount of USD 105,516.

The Company has not yet generated any material revenues from sales of its own developed products and has financed its activities by raising capital and by collaborating with multinational companies in the industry.

The Company has other alternative plans for financing its ongoing activities. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its long-term research and development activities. If the Company will not have sufficient liquidity resources, the Company may not be able to continue the development of all of its products or may be required to delay part of its development programs. The Company’s management and board of directors are of the opinion that these financial resources will be sufficient to continue the development of the Company’s products at least for twelve months from the balance sheet date.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 1:-	GENERAL (CONT.)

d.

In January 2019, the Company’s board of directors approved a grant of unlisted options exercisable into 340,000 of the Company’s ordinary shares to two of its employees and one senior officer for an exercise price of NIS 2.344 per shares. The options vest on a quarterly basis for a period of 4 years from the grant date.

The fair value of the Company’s share options granted was estimated using the binomial option pricing model using the following assumptions:

Description	January 2019

Risk-free interest rate	2.40%
Expected volatility	75.86%
Dividend yield	0
Contractual life	10
Early Exercise Multiple (Suboptimal Factor)	2.5
Exercise price (NIS)	2.344

e.

On January 18, 2019, the Company completed a registered direct offering with an institutional investor, pursuant to which it sold an aggregate 149,206 ADSs representing 4,476,192 ordinary shares. In addition, in a concurrent private placement, the Company issued to the investor unregistered warrants to purchase 149,206 ADSs representing 4,476,192 ordinary shares for an aggregate purchase price of USD 2,350 (excluding issuance cost of USD 428). The warrants have an exercise price of USD 19.50 per ADS, are immediately exercisable and expire five and one-half years from the issuance date. The Company also issued unregistered placement agent warrants to purchase an aggregate of 7,460 ADSs representing 223,810 ordinary shares on the same terms as the warrants except they have a term of five years.

f.	On February 25, 2019, the Company’s Distribution Agreement with CKD was amended to expand the exclusive right to distribute Namodenoson for the treatment of NASH in addition to liver cancer in South Korea. CKD has agreed to pay the Company up to an additional USD 6,000 in upfront and milestone payments payable with respect to the NASH indication. The Company will also be entitled to a transfer price for delivering finished product to CKD following commercial launch. In April 2019, the Company received an upfront payment of USD 1,000.

g.

On March 11, 2019, a Special General Meeting of shareholders of the Company approved a grant of unlisted options exercisable into 400,000 of the Company’s ordinary shares to the Company’s chief executive officer for an exercise price of NIS 2.344 per share. The options vest on a quarterly basis for a period of 48 months from the date of approval by the Company’s Board of Directors on January 7, 2019.

The fair value of the Company’s share options granted was estimated using the binomial option pricing model using the following assumptions:

Description	March 2019

Risk-free interest rate	2.17%
Expected volatility	65.63%
Dividend yield	0
Contractual life	9.83
Early Exercise Multiple (Suboptimal Factor)	2.5
Exercise price (NIS)	2.344

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 1:-	GENERAL (CONT.)

h.

On April 4, 2019, the Company completed a registered direct offering with certain institutional investors, pursuant to which it sold an aggregate 328,205 ADSs representing 9,846,156 ordinary shares. In addition, in a concurrent private placement, the Company issued to the investor unregistered warrants to purchase 328,205 ADSs representing 9,846,156 ordinary shares for an aggregate purchase price of USD 3,200 (excluding issuance cost of USD 414). The warrants have an exercise price of USD 12.90 per ADS, are immediately exercisable and expire five and one-half years from the issuance date. The Company also issued unregistered placement agent warrants to purchase an aggregate of 16,410 ADSs representing 492,308 ordinary shares on the same terms as the warrants except they have a term of five years.

i.

On May 10, 2019, the Company effected a change in the ratio of our ADS to ordinary shares from one (1) ADS representing two (2) ordinary shares to a new ratio of one (1) ADS representing thirty (30) ordinary shares. For ADS holders, the ratio change had the same effect as a one-for-fifteen reverse ADS split. All ADS and per ADS data in the financial statements and their related notes have been retroactively adjusted for all periods presented to reflect the ratio change.

j.

On May 22, 2019, the Company completed a registered direct offering with certain institutional investors, pursuant to which it sold an aggregate 1,500,000 ADSs representing 45,000,000 ordinary shares. In addition, in a concurrent private placement, the Company issued to the investor unregistered warrants to purchase 1,500,000 ADSs representing 45,000,000 ordinary shares for an aggregate purchase price of USD 6,000 (excluding issuance cost of USD 540). The warrants have an exercise price of USD 4.00 per ADS, are immediately exercisable and expire five and one-half years from the issuance date. The Company also issued unregistered placement agent warrants to purchase an aggregate of 75,000 ADSs representing 2,250,000 ordinary shares on the same terms as the warrants except they have a term of five years.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation of the financial statements

The interim condensed consolidated financial statements for the six months period ended June 30, 2019 have been prepared in accordance with IAS 34, “Interim Financial Reporting”.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2018 except as described below

NOTE 3:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD

IFRS 16, “Leases”:

In January 2016, the IASB issued IFRS 16, “Leases” (“new Standard”), which supersedes IAS 17, “Leases”, IFRIC 4, “Determining Whether an Arrangement Contains a Lease”, and SIC-15, “Operating Leases - Incentives”. According to the Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 3:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD (CONT.)

The effects of the adoption of the new standard are as follows:

●	According to the new standard, lessees are required to recognize all leases in the statement of financial position (excluding certain exceptions, see below). Lessees will recognize a liability for lease payments with a corresponding right-of-use asset, similar to the accounting treatment for finance leases under the existing standard, IAS 17, “Leases”. Lessees will also recognize interest expense and depreciation expense separately.

●	Variable lease payments that are not dependent on changes in the Consumer Price Index (“CPI”) or interest rates, but are based on performance or use are recognized as an expense by the lessees as incurred and recognized as income by the lessors as earned.

●	In the event of change in variable lease payments that are CPI-linked, lessees are required to remeasure the lease liability and record the effect of the remeasurement as an adjustment to the carrying amount of the right-of-use asset.

●	The accounting treatment by lessors remains substantially unchanged from the existing standard, namely classification of a lease as a finance lease or an operating lease.

The new standard is effective for annual periods beginning on or after January 1, 2019.

The impact of the adoption of the new standard, does not have a material effect on the financial statements.

NOTE 4:-	SUBSEQUENT EVENTS

On July 31, 2019, the Company signed a distribution agreement with Kyongbo Pharm Co., Ltd. (“Kyongbo Pharm”), to distribute the Company’s lead drug candidate, Piclidenoson, for the treatment of psoriasis in South Korea, upon receipt of regulatory approvals. Under the terms of the distribution agreement, Kyongbo Pharm, in exchange for exclusive distribution rights to sell Piclidenoson in the treatment of psoriasis in South Korea, is required to make a total upfront payment of USD 750 to the Company, with additional payments of up to USD 3,250 upon achievement of certain milestones. The Company will also be entitled to a transfer price for delivering finished product to Kyongbo Pharm upon commercial launch. In August 2019, the Company received the upfront payment of USD 750 from Kyongbo Pharm.